EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2017

GENERAL

This Management’s Discussion and Analysis (“MD&A”) for EMX Royalty Corporation, formerly Eurasian Minerals Inc. (the “Company”, “EMX”) has been prepared based on information known to management as of March 21, 2018.

This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2017 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

FORWARD-LOOKING INFORMATION

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause EMX’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The Company’s Annual Report on Form 20-F, including the recent financial reports, is available on SEC’s EDGAR website at www.sec.gov and on the Company’s website at www.EMXRoyalty.com.

Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources

The MD&A may use the terms "Inferred", "Indicated", and "Measured" mineral resources. EMX advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 (“NI 43-101”), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of Inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable. U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the measured and indicated categories will ever be converted into reserves.

COMPANY OVERVIEW

EMX Royalty Corporation is a Tier 1 company that trades on the TSX Venture and the NYSE American exchanges. The Company is principally in the business of developing cash flows from a) organically generated royalties derived from a portfolio of mineral property interests and b) royalty acquisitions. These cash flows are supplemented by upside from strategic investments. EMX’s portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. These three key components of the Company's business model are briefly summarized as:

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Royalty Generation. EMX's fourteen year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests and cash flows. The strategy is to leverage in- country geologic expertise to acquire prospective properties on open ground through license application or claim staking, and to build value through low cost work programs and targeting. These properties are sold to partner companies for retained royalty interests, advance minimum royalty payments, project milestone payments, and other considerations that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside at no additional cost, with the potential for future royalty payments upon the commencement of production.

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Royalty Acquisition. EMX has been pursuing the prudent acquisition of royalty property interests since 2011. The purchase of royalty interests allows EMX to choose quality assets for acquisition that range from producing mines to development properties. These purchases are designed to "jump start" the organic royalty portfolio growth process by providing EMX with immediate to near term royalty revenue. The timely identification of top tier acquisition candidates is often informed by the Company's in-country royalty generation initiatives.

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Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes from strategic investment in opportunities with under-valued mineral assets and upside exploration potential. Exit strategies can include royalty positions, equity sales, or a combination of both. As well, these investments can lead to the Company's identification of candidates for acquisition or merger.

EMX is focused on increasing global revenue streams from royalties, advance royalties and other cash payments to balance overall company-wide expenditures. This approach provides a foundation for supporting EMX’s growth and increasing shareholder value over the long term.

HIGHLIGHTS FOR THE YEAR

EMX Royalty Corporation highlights for 2017 include:

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For the year ended December 31, 2017, the Company received royalty income of $2,857,927 and recorded a loss from operations of $7,781,070. The after tax loss for the year of $7,393,384 included a gain of $1,305,237 related to the sale of certain exploration and evaluation assets. The net loss for the year included significant non cash items including $2,282,276 of depletion expense, share based compensation of $1,415,639, equity loss in an associated company of $994,548, and a write-down of goodwill by $2,709,239.

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Exploration expenditures totaled $6,334,119 of which $1,863,045 was recovered from partners. In addition, partners continue to advance projects and incur exploration expenditures that do not flow through to our financial statements.

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The Company changed its name from Eurasian Minerals Inc. to EMX Royalty Corporation effective July 19, 2017. The name change emphasizes a strategic focus on royalty generation and realizing royalty income from a growing and diversified mineral property portfolio spanning five continents.

•	Thomas Mair was appointed as the General Manager of Corporate Development to further strengthen the EMX team's focus on growing the Company's royalty property portfolio and revenues.

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EMX received approximately $2,412,363 (US$1,858,483) in gross revenue from the Leeville royalty property (“Leeville") that covers portions of Newmont Mining Corporation's (“Newmont”) underground mining operations on the Northern Carlin Trend in Nevada. Newmont reported ongoing exploration successes at Four Corners, as well as along the Rita K and Full House gold mineralized corridor which is partially covered by the Leeville royalty.

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Çiftay inşaat Taahhüt ve Ticaret A.Ş. ("Çiftay"), a privately owned Turkish company, made its first two pre-production payments totaling US$1,235,840 to EMX (the cash equivalent of 1,000 troy ounces of gold) during 2017. As a subsequent event, EMX received a payment of US$665,525 on February 5, 2018, as the cash equivalent to the third 500 ounce gold bullion payment to be made under the terms of the agreement. Receipt of this third payment leaves a pre-production total of 5,500 ounces of gold (or the cash equivalent) to be paid to EMX. Çiftay advised EMX that it had completed approximately 7,300 meters of diamond drilling in 2017.

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Dedeman Madencilik San. Ve Tic. A.S. ("Dedeman"), a privately owned Turkish company, made the first Balya royalty payment to EMX of US$154,000, from which Dedeman's earlier advance royalty payment of US$100,000 was credited, resulting in an adjusted payment to EMX of US$54,000. Dedeman advises that small-scale underground production of lead-zinc-silver mineralized material is ongoing at Balya.

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At the Timok Project copper-gold royalty property in Serbia, which covers the Cukaru Peki copper-gold deposit, operator Nevsun Resources Ltd. ("Nevsun") announced an updated Upper Zone PEA with an NPV8 of US$1.5 billion, as well as plans to complete a PFS in 2018 and start an exploration decline once government approval is received (See Nevsun news release dated October 26, 2017). Also in 2017, Nevsun commenced a drilling program with joint venture partner Freeport to define the "large footprint" of the Lower Zone porphyry mineralization.

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EMX concluded the sale of four exploration projects in Sweden and Norway to Boreal Metals Corp. ("Boreal") for a retained 3% NSR royalty and an initial 19.9% equity interest in Boreal. Boreal obtained a public listing and commenced trading on the TSX Venture Exchange as a Tier 2 issuer in November of 2017 (TSX Venture: BMX). Subsequent to December 31, 2017, EMX sold the Modum cobalt project in Norway to Boreal for additional share equity in Boreal (bringing EMX's equity interest back up to 19.9%), a 3% NSR royalty on the project, and advance annual royalty payments.

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EMX optioned the Slättberg nickel-copper-cobalt project in Sweden to Sienna Resources Inc. (“Sienna”) (TSX Venture: SIE). The agreement provided EMX with immediate share equity in Sienna, and upon Sienna's earn-in through work commitments, additional share equity and a 3% NSR royalty on the project.

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EMX's royalty generation initiatives in Scandinavia resulted in the acquisition of multiple new licenses, including gold, copper, polymetallic, nickel, and cobalt projects in Sweden, as well as prospective gold and cobalt projects in Norway.

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Arizona Mining Inc. ("AMI") earned 100% interest in EMX's Hardshell polymetallic property in southern Arizona, with EMX retaining a 2% NSR royalty on the property. EMX's Hardshell property is included as part of AMI's Hermosa project. AMI continued to advance the Hermosa project's Taylor discovery, including drilling that intersected zinc- lead-silver mineralization within EMX's Hardshell royalty claim block.

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EMX executed two new agreements for available Arizona copper porphyry royalty generation projects. The Company optioned a) the Copper Springs project to Anglo American Exploration (USA), Inc. ("Anglo American") for cash payments, work commitments, and a retained 2% NSR royalty interest upon earn-in, and b) the Greenwood Peak project with a wholly owned subsidiary of Antofagasta plc (“Antofagasta”) for work commitments as well as cash payments during earn-in, and upon earn-in, a 2% NSR royalty interest in addition to milestone and pre-production payments to EMX. As a subsequent event in 2018, EMX optioned the Buckhorn Creek copper porphyry project in Arizona to Kennecott Exploration Company (“Kennecott”) for work commitments, as well as cash payments during Kennecott's earn-in period, and upon earn-in, a 2% NSR royalty interest in addition to pre-production and milestone payments.

The Company's royalty generation program in the western U.S. resulted in the staking of new porphyry copper projects in Arizona's Morenci (Midnight Juniper), Ray (Ripsey West), and Superior (Dragon's Tail) mining districts, as well as Carlin-style properties in Nevada's gold trends.

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EMX is a strategic investor in IG Copper LLC (“IGC”), a privately held company that is in a joint venture with Freeport McMoRan Exploration Corporation ("Freeport") on the Malmyzh copper-gold porphyry project in Far East Russia (51% IGC, 49% Freeport). EMX announced the discovery of substantial breccia pipe hosted mineralization from the Freedom Northwest prospect, with intercepts including 747.4 meters (108.7-856.1 m) averaging 0.49% copper equivalent (0.41% copper and 0.17 g/t gold) from hole AMM-213 (true width). This is the longest copper-gold mineralized interval drilled to date at Malmyzh. Follow-up drilling at Freedom Northwest included an intercept of 417.3 meters (219.4-636.7 m) averaging 0.60% copper equivalent (0.50% copper and 0.21 g/t gold), including a higher grade sub-interval of 142.6 meters (255.4-398.0 m) averaging 0.74% copper equivalent (0.62% copper and 0.26 g/t gold) (true widths) in AMM-216 (see EMX news release dated July 25, 2017). The Freedom Northwest drill results suggest a broad, inferred outline of a pipe-like breccia body with approximate dimensions of 800 x 800 meters in plan view, and a vertical dimension of ~650 to over 850 meters. Subsequent to year end, EMX was advised that IGC had retained Scotiabank Europe plc, the U.K. subsidiary of The Bank of Nova Scotia, to assist with IGC’s strategic business initiatives.

OUTLOOK

EMX has embraced evolving opportunities as a company, transitioning from exploration and prospect generation to the generation of royalties and acquisition of royalty property interests. The Company has built a portfolio of precious metals, base metals, polymetallic, and other mineral property interests that spans five continents and covers over 1.5 million acres. These assets provide revenue streams from various pre-production and royalty payments, while maintaining exposure to development and exploration upside as projects are progressed by the operating companies.

The Leeville royalty is an important Company asset covering portions of Newmont's Northern Carlin Trend mining operations (West Leeville, Turf, and other underground operations). The majority of royalty gold ounces from the Leeville royalty property were sourced from the West Leeville (58%) and Turf (42%) operations in 2017, with a slight (-4%) decrease in year-on-year attributable gold ounce production versus 2016. Newmont provided updates in 2017 on the trend of sediment-hosted gold mineralization it is exploring that extends southeast from the Leeville mining complex and across EMX's royalty position*. As discussed by Newmont, this trend is an important contributor to its Northern Carlin Trend underground resource and reserve development strategy. Newmont's exploration successes emphasize the upside prospectivity of the Leeville royalty property, and EMX looks forward to continuing payments and future discoveries.

EMX received notable pre-production and royalty payments from its Turkish portfolio in 2017, including the initial two preproduction payments from the Akarca project totaling US$1,235,840 (the cash equivalent of 1,000 troy ounces of gold). As a subsequent event, EMX received a payment of US$665,525 on February 5, 2018, as the cash equivalent to the third 500 ounce gold bullion payment to be made under the terms of the Akarca agreement. Receipt of this third payment leaves a preproduction total of 5,500 ounces of gold (or the cash equivalent) to be paid to EMX on a schedule of 500 ounces every six months. EMX also received the first royalty payment from the Balya property in 2017. The Company anticipates ongoing payments from Akarca and Balya, as well as advancement of the other Turkish assets in 2018.

EMX is encouraged by the industry's revitalized market conditions, and the renewed interest in the Company's royalty generation portfolio. Early in 2017, the Company noticed an initial uptick in activity by the competition, and acted quickly to acquire quality projects identified during the market downturn. The focus was on precious metals, base metals, and cobalt properties in geologically prospective regions and mining supportive jurisdictions, with acquisition programs in Scandinavia and the western United States being particularly successful.

After the sale of available properties in Sweden and Norway to Boreal Metals Corp. for retained royalties and an equity interest, which closed in early 2017, the generative portfolio of gold, copper, polymetallic, and cobalt projects was rebuilt and enhanced through EMX’s aggressive property acquisition program. EMX now controls key land positions in an emerging gold district in north-central Sweden, as well as multiple base metals projects. These new properties attracted attention from a number of interested parties, and resulted in additional agreements for the Slättberg cobalt project optioned to Sienna in December 2017, and the Modum cobalt project sold to Boreal in January 2018. The Slattberg transaction resulted in immediate share equity in Sienna, with additional share equity and a 3% NSR royalty upon exercise of the option. The Modum agreement brought EMX's equity interest in Boreal back up to 19.9%, as well as a 3% NSR royalty on the project. Boreal's initial TSX-V listing in November 2017 provides liquidity and market upside to EMX's equity interest, as Boreal adds value to their portfolio through exploration.

EMX's Arizona copper and Nevada gold projects attracted significant interest in 2017, and resulted in the optioning of the Copper Springs project to Anglo American and the Greenwood Peak copper project to Antofagasta. Exploration in Arizona's copper porphyry and Nevada's gold belts is highly competitive, and requires innovative geologic insights to generate targets not previously identified during decades of exploration. Major company partners recognize that EMX's Bronco Creek Exploration team offers unique discovery opportunities in productive copper and gold mining districts in the western U.S. These partners provide expertise in many technical areas, such as geophysics and geochemistry, that aid the discovery process, and importantly, the foresight and wherewithal to fund drill testing of concealed targets. During 2017, EMX acquired an additional 130 square kilometers of mineral rights comprising six new prospective projects. The Company anticipates accelerating western U.S. royalty deal flow, with the optioning of the Buckhorn Creek copper project to Kennecott getting the Company off to a fast start in 2018.

EMX continues to take concrete steps to increase revenue in order to deploy additional capital towards identifying and acquiring new royalty opportunities. Proceeds from royalties, advance royalties and other pre-production cash payments are increasing over time. The goal is to sustain the Company's royalty generation, royalty acquisition, and strategic investment activities with royalty cash flows, while developing a pipeline of quality mineral properties that provide multiple opportunities for exploration and production success.

* See slide 27 at http://s1.q4cdn.com/259923520/files/doc_presentations/2017/September-2017-Investor-Presentation.pdf and slide 32 at http://s1.q4cdn.com/259923520/files/doc_presentations/2017/10/2017-Nevada-Site-Tour.pdf, respectively).

ROYALTY OVERVIEW

A key EMX asset is the Leeville royalty property that covers portions of Newmont’s West Leeville, Turf, and other underground gold mining operations and deposits in the Northern Carlin Trend. The Leeville 1% gross smelter return ("GSR") royalty paid approximately US$1.86 million during the 12 months ending December 31, 2017, which included settlement of prior year production payments due. Royalty production reported by Newmont for 2017 totaled 1,308 troy ounces of gold that were principally sourced from the Leeville (58%) and Turf underground operations (42%), with negligible contributions from other Newmont operations. The average realized Leville royalty gold price in 2017 was US$1,255 per troy ounce. Newmont continued to delineate a trend of sediment-hosted gold mineralization that extends southeast from the Leeville mining complex and across EMX's Leeville royalty property which covers portions of the Rita K and Full House projects. These ongoing Newmont exploration successes underscore the prospectivity of the Leeville royalty property.

Further Carlin Trend exploration upside is provided by EMX’s Maggie Creek South 3% NSR and Maggie Creek 2% NSR royalty properties. The Maggie Creek South royalty property was also acquired in the 2012 merger with Bullion Monarch. The Maggie Creek royalty property is one of two royalties acquired from Golden Predator Corp ("Golden Predator") (TSX-V: GPY) in 2016. The Maggie Creek South and Maggie Creek royalty properties collectively cover approximately 12.4 square kilometers of prospective ground within ~1.6 kilometers of Newmont’s Gold Quarry open pit mining operation.

In addition to EMX’s Carlin Trend royalty properties, the Company has important royalty property interests elsewhere in the western U.S., as well as in Turkey, Serbia, Norway, Sweden, and Haiti including:

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Arizona Mining Inc. ("AMI") (TSX: AZ) continued to advance the Hermosa property's Taylor discovery that is directly north of EMX's Hardshell Skarn royalty claim block. AMI released an updated mineral resource and Preliminary Economic Assessment ("PEA") study for the project in 2017 (see AMI news release dated April 3, 2017).

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The Balya lead-zinc-silver royalty property in Turkey continued to undergo small scale underground development in 2017. Also in Turkey, EMX received pre-production payments totaling ~US$1.24 million for the Akarca royalty property in 2017, which was actively advanced by the project's Turkish operator with approximately 7,300 meters of core drilling during the year.

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EMX’s portfolio in Serbia represents a combination of organically generated royalties complemented by a key royalty purchase that covers the Timok Project's Cukaru Peki copper-gold deposit, which is being advanced by Nevsun Resources Ltd. ("Nevsun") (TSX: NSU). Cukaru Peki's high grade massive sulfide Upper Zone had a positive PEA and updated resource completed in 2017. According to Nevsun, "key activities" for 2018 include the completion of the Upper Zone prefeasibility study and commencement of an exploration decline once permits are received (see Nevsun news release dated January 31, 2018). Nevsun states that Lower Zone porphyry exploration drilling program will continue in 2018.

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In Scandinavia, EMX closed the sale of four exploration properties in Norway and Sweden in early 2017 to Boreal Metals Corp. ("Boreal") for a 3% NSR royalty, a 19.9% Boreal equity interest, and other considerations. Also in 2017, EMX optioned the Slättberg nickel-copper-cobalt project to Sienna Resources Inc. (“Sienna”) (TSX-V: SIE) for immediate share equity in Sienna, and upon Sienna's earn-in through work commitments, additional share equity and a 3% NSR royalty on the project. The Viscaria copper royalty property, acquired in 2010, was advanced by Sunstone Metals Ltd. (ASX: STM) (name changed from Avalon Minerals Ltd. in Q3 2017) with ongoing Environmental Impact Statement Assessment (“EISA”) studies and exploration drilling.

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EMX's interests in Haiti have been converted into NSR royalties, with the sale of joint venture interests to Newmont in 2015 for a US$4 million cash payment as well as a 0.5% NSR royalty interest, and the 2016 sale of the Grand Bois property to a privately held corporation for a retained 0.5% NSR royalty interest.

EMX’s other properties that are either optioned or have been sold include EMX royalty options. Many of these properties provide milestone and advance minimum royalty ("AMR") or advance annual royalty ("AAR") payments that generate early revenue streams to EMX’s benefit prior to production. Additional details on EMX’s royalty and royalty generation property portfolio are included in the following sections.

NORTH AMERICA

EMX’s portfolio in North America totals 40 royalty and royalty generation properties covering more than 47,000 hectares.

There are 16 royalty properties, including the producing Leeville royalty (see above section), that are being advanced by their respective operating companies, and 24 royalty generation properties available for partnership in Arizona, Nevada, Utah, and Wyoming. The royalty generation properties are advanced through wholly-owned subsidiary Bronco Creek Exploration Inc. ("BCE"), and include porphyry copper-molybdenum, porphyry copper-gold, sediment-hosted copper, Carlin-type gold, and high-grade gold-silver vein projects.

The Company’s 2017 work focused on a) advancing partner funded projects, b) executing new agreements for available projects, c) conducting generative work to grow the portfolio by acquiring new copper and gold properties on open ground, and d) identifying royalty assets for purchase. EMX is in discussions with multiple potential partners for the available North American properties, as well as for regional generative alliances. A summary of activities is given below.

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EMX has an Option Agreement for the Copper Springs porphyry copper project in Arizona with Anglo American Exploration (USA), Inc. ("Anglo American") (See EMX news releases dated February 28, 2017). Anglo American can earn 100% interest in the project by making annual option payments, completing US$5 million in exploration expenditures before the fifth anniversary of the agreement, and other considerations. Upon exercise of the option, Anglo American will pay EMX an additional US$110,000 and EMX will retain a 2% NSR royalty on the project. After exercise of the option, annual advance minimum payments and milestone payments will be due to EMX. During 2017, Anglo American funded work included expanding the project's land position, completing a property-wide aeromagnetic survey, and commencing a two-hole reconnaissance drill program in November to test concealed porphyry targets.

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EMX executed an Option Agreement with a wholly owned subsidiary of Antofagasta plc (“Antofagasta”) for the Greenwood Peak copper porphyry project in Arizona (see EMX news release dated December 18, 2017). Antofagasta can earn 100% interest in the project by reimbursing EMX’s acquisition costs and making annual option payments, toget her totaling US$630,000, and completing US$4,500,000 in work expenditures within the five year option period. Upon exercise of the option EMX will retain a 2% NSR royalty on the project, which is not capped and not subject to buy-down. After exercise of the option, annual advance royalty and milestone payments will be due to EMX. Antofagasta commenced a reconnaissance drill program in December to test concealed supergene and hypogene copper porphyry targets.

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As a subsequent event in February 2018, EMX executed an Option Agreement with Kennecott Exploration Company ("Kennecott") for the Buckhorn Creek porphyry copper project located in north-central Arizona's greater Castle Creek Mining District (see EMX news release dated February 8, 2018). Kennecott can earn 100% interest in the project by making annual option payments totaling US$550,000, and completing US$4,500,000 in exploration expenditures before the fifth anniversary of the agreement. Upon exercise of the option, EMX will retain a 2% NSR royalty on the project which is not capped or purchasable. After exercise of the option, annual advance minimum payments and milestone payments will be due to EMX. Kennecott is currently conducting a geologic mapping and sampling program in anticipation of an initial drill test.

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The Superior West copper-molybdenum project in Arizona is under an Exploration and Option to Purchase Agreement with Kennecott (see EMX news release dated May 4, 2015). Kennecott may earn a 100% interest in the project by completing US$5.5 million in exploration expenditures and making cash payments totaling US$1,149,187, after which EMX will retain a 2% NSR in addition to receiving AMR and certain project milestone payments. During 2017, Kennecott funded work included additional magnetotelluric geophysical surveys, further consolidating the project's land position, identifying priority porphyry targets for follow-up, and completing cultural (archaeological) and biological surveys to permit 15 additional drill sites that were added as options to the project's Plan of Operations.

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The Copper King porphyry copper-molybdenum project, located approximately four kilometers northwest of the Resolution porphyry copper deposit in the Superior (Pioneer) mining district of Arizona, is under an Exploration and Option to Purchase Agreement with Kennecott (see EMX news release dated October 19, 2016). Kennecott can earn 100% interest in the project by reimbursing the 2016 holding costs and making option payments, together totaling US$504,314, and completing US$4,000,000 in exploration expenditures before the fifth anniversary of the agreement. Upon exercise of the option, EMX will retain a 2% NSR royalty on the project which is not capped and not subject to buy-down. After exercise of the option, annual AMR and milestone payments will be due to EMX. During 2017, Kennecott funded work at Copper King included geologic mapping, geochemical sampling, a magnetotelluric geophysical survey, and one drill hole to test the deep, western edge of a concealed porphyry copper target.

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The Mineral Hill gold-copper project, located in the Black Hills of Wyoming, is under an Exploration and Option Agreement with Coeur Explorations, Inc. (“Coeur”), a subsidiary of Coeur Inc. (see EMX news release dated October 27, 2016). The project is held under a pooling agreement with Mineral Hill L.P. (“MHL”), with all proceeds split 50:50, except the sale of surface rights associated with patented mining claims held by MHL. Coeur may earn 100% interest in the project by a) making option payments totaling US$435,000 (US$10,000 received upon execution), b) making exploration expenditures totaling US$1,550,000 and c) paying US$250,000 upon exercise of the option, with EMX and MHL retaining a 4% NSR royalty and receiving annual advance minimum royalty payments and a milestone payment upon completion of a feasibility study. Coeur may purchase up to 1.5% of the NSR royalty for US$5,000,000 if the first increment is purchased within 60 days of the completion of a PEA. In 2017, Coeur expanded the property position by staking new claims, conducted geologic mapping and geochemical sampling work, and began permitting for an anticipated drill program on US Forest Service land.

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Arizona Mining Inc. ("AMI") earned 100% interest in the Hardshell Skarn property in southern Arizona under an Exploration and Option Agreement with EMX by accelerating the required US$85,000 in cash payments (see EMX news release dated November 24, 2015). EMX retains a 2% NSR royalty on the property and will receive annual advance royalty payments. AMI continued to advance the Hermosa property's Taylor discovery that is directly north of EMX's Hardshell Skarn royalty claim block (the "royalty claim block"). Two AMI angle diamond drill holes intersected zinc-lead-silver mineralization within the royalty claim block, including an intercept of 32 feet (3170-3202ft) averaging 12.21% zinc, 8.19% lead, and 2.25 oz/ton silver in hole HDS-353 (true width) (last 3 feet of intercept within the claim block) (see EMX news release dated August 30, 2017). AMI describes the HDS-353 intercept as "Taylor Sulphide" mineralization. Also in 2017, AMI announced the results from its PEA study for the Taylor Sulfide deposit (see AMI news release dated April 3, 2017 and SEDAR filed technical report).

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The Yerington West porphyry copper-molybdenum royalty property, located in the Yerington mining district of Nevada, is under a 2009 Option Agreement. The agreement was originally with Entrée Gold Inc. ("Entrée"), and now is with Mason Resources Corp. ("Mason") (TSX: MNR) as a result of a 2017 "spin out" whereby Entrée transferred the Ann Mason project, which includes EMX's Yerington West property, into Mason, a newly incorporated company. Under the agreement, Mason can earn up to an 80% interest in the project by a) incurring exploration expenditures, making cash payments and issuing shares of the Company within three years (completed), b) making advance minimum royalty payments, and c) delivering a feasibility study before the tenth anniversary of the agreement. Under the agreement, once earn-in has been completed, EMX can convert its interest to a 2.5% NSR royalty. Mason has the option to buy down 1.5% of the NSR royalty for US$4.5 million. An updated PEA for the Ann Mason project was announced in March 2017, with the Blue Hill and Ann Mason deposits outlined ~1.5 to 3 kilometers east-northeast of EMX's block of 216 unpatented claims (see Mason news release dated May 10, 2017 and SEDAR filed technical report).

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The Red Top porphyry copper-molybdenum project, located in Arizona, was under an Option Purchase Agreement with Desert Star Resources Ltd. ("Desert Star"). Desert Star advanced the project with geologic and alteration mapping, geophysical studies, and drill permitting. The project returned to 100% EMX control after Desert Star elected to terminate its option for the property in January of 2017. The Red Top property is currently permitted for drill testing and available for partnership.

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EMX continued evaluation of property and royalty acquisition opportunities in North America, with generative work focused on gold opportunities in the Great Basin and porphyry copper targets in Arizona and Utah. EMX acquired the following properties in 2017 by staking on open ground: 1) the Swift and Selena Carlin-style gold projects in Nevada, and 2) the Ripsey West, Dragon's Tail, Spike E Hills, and Midnight Juniper copper projects in Arizona. The Swift and Midnight Juniper projects represent large, highly prospective land positions and are located within world class mining districts (Cortez-Pipeline and Morenci districts, respectively).

The Company is in active discussions with potential partners for the available North American royalty generation properties, as well as for regional exploration alliances leading to new royalty generation options for EMX.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on North America.

TURKEY

EMX holds five royalty properties (Akarca, Sisorta, Balya, Golcuk & Aktutan) and two available royalty generation projects (Alankoy & Trab 23) in Turkey’s Western Anatolia and Eastern Pontides mineral belts. The properties include bulk tonnage gold, gold-silver vein, polymetallic carbonate replacement, and porphyry gold-copper projects. The royalty and preproduction payments received from the properties in Turkey provide operating capital for EMX on an ongoing basis, while the operating companies carry out work and build value on the projects. EMX has retained Dama Muhendislik Proje ve Maden San.Tic. A.S (“Dama”), an internationally recognized Turkish engineering company based in Ankara, to cost effectively manage the Company's interests in Turkey.

Akarca Property

The Akarca royalty property covers a gold-silver district discovered by EMX in 2006 in the Western Anatolia mineral belt. Exploration programs at Akarca, principally funded by partners, have delineated six low sulfidation gold-silver zones with mineralization occurring in vein systems and silicified wall rocks.

EMX sold AES Madencilik A.S., the wholly-owned EMX subsidiary that controls the Akarca project, to Çiftay inşaat Taahhüt ve Ticaret A.Ş. ("Çiftay"), a privately owned Turkish company in 2016 (see EMX news release dated August 8, 2016). As part of the sale of Akarca to Çiftay, in addition to receiving a US$2 million cash payment at closing, EMX is scheduled to receive payments of 500 ounces of gold (or cash equivalent) every six months commencing on February 1, 2017, and continuing until receipt of a total of 7,000 ounces. Çiftay made its first two pre-production payments totaling US$1,235,840 to EMX (the cash equivalent of 1,000 troy ounces of gold) during 2017. As a subsequent event, EMX received a payment of US$665,525 on February 5, 2018, as the cash equivalent to the third 500 ounce gold bullion payment to be made under the terms of the agreement. Receipt of this payment leaves a pre-production total of 5,500 ounces of gold (or the cash equivalent) to be paid to EMX.

Additional terms of the Akarca sale include a sliding scale royalty for gold production (subject to certain deductions): 1.0% on the first 100,000 ounces of gold, 2.0% on the next 400,000 ounces of gold, and 3.0% on all gold production in excess of 500,000 ounces produced from the property. For mineral production other than gold the royalty rate is 3.0% . As well, certain bonuses will also be paid upon achievement of production milestones, and Çiftay must conduct drilling programs of at least 3,000 meters on the property during each 12-month period commencing on August 5, 2016.

Çiftay advises that it completed a 67 hole diamond drill program comprising approximately 7,300 meters, as well as over 4,200 meters of trenches in 2017. Çiftay also advised it is undertaking various engineering and environmental base line studies on the property.

Sisorta Property

The Sisorta royalty property, located in the Eastern Pontides mineral belt, is a near-surface, volcanic-hosted, high sulfidation epithermal gold deposit. Exploration programs at Sisorta, principally funded by partners, have outlined a 1,000 by 600 meter zone of shallow oxide gold mineralization with underlying copper and gold porphyry potential at depth.

EMX sold EBX Madencilik A.S., the wholly-owned EMX subsidiary that controls the Sisorta property, to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company in 2016 (see EMX news release dated August 3, 2016). The terms of the sale provide for Bahar's payments to EMX summarized as: a) US$250,000 cash paid upon closing (completed), b) annual cash payments of US$125,000 (“Advance Cash Payments”) payable on each anniversary of the closing date until commencement of commercial production, and c) 3.5% of production returns after certain deductions (“NSR Payment") for ore mined from the property that is processed on-site (increased to 5% if the ore is processed off-site) that is uncapped and cannot be bought out or reduced. The Advance Cash Payments will be credited at a rate of 80% against the NSR Payment payable after commercial production commences.

Bahar advised EMX that environmental permitting is underway as a key step towards mine development.

Balya Property

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty that it retained from the sale of the property to Dedeman Madencilik San ve Tic. A.S. ("Dedeman"), a privately owned Turkish company, in 2006.

Dedeman's underground development work has concentrated on an area of shallow, high grade mineralization on the northeast margin of the Hastanetepe deposit. Dedeman advised EMX that it is continuing with production of lead-zinc-silver mineralized material. The royalty payment from 2016 production was made in 2017, and totaled US$154,299, from which Dedeman's earlier advance royalty payment of US$100,000 was credited, resulting in an adjusted payment to EMX of US$54,299. EMX will receive full royalty payments going forward, with additional payments expected for sales of materials as mining continues. Dedeman sold both mineral concentrates and run-of-mine materials into the market in 2017.

Golcuk Property

EMX's Golcuk stratabound copper-silver royalty property, located in the Eastern Pontides mineral belt, is covered by an agreement with Pasinex Resources Ltd. ("Pasinex") (CSE:PSE) granting Pasinex an option to acquire 100% interest in the property for 3,000,000 common shares of PSE and work commitments. EMX retains a 2.9% NSR royalty, which Pasinex has the option of buying down to 0.9% within six years of the agreement date for US$1 million. In 2017 EMX received 224,150 shares of Pasinex and US$49,204 in cash for the advance royalty payment due in September 2017.

Pasinex conducted limited (i.e., ~1000 m) reconnaissance drill testing on the Golcuk South copper target in 2017.

Aktutan Property

EMX has a royalty interest in the Aktutan polymetallic project sold to Dedeman in 2007 for considerations that include a 4% uncapped NSR and annual advance royalty payments. Dedeman advises it is currently evaluating the next steps for the project, while awaiting approval for an operations permit.

Alankoy Property

EMX's Alankoy gold-copper property, located in the Biga Peninsula of northwestern Turkey, is in an area noted for recent discoveries characterized by epithermal alteration and the development of vuggy silica lithocaps. EMX's work has outlined a six square kilometer area of lithocaps and quartz–alunite and argillic alteration with gold-copper mineralization as well as skam and replacement style mineralization based upon geologic mapping, rock and soil sampling, spectral analyses, ground magnetics, and historic reconnaissance drill results.

EMX executed an Exploration and Option Agreement for Alankoy with Black Sea Copper & Gold Corp. (“Black Sea”), a privately-held British Columbia corporation, in November 2015. In 2016, Black Sea conducted surface exploration programs, and met statutory requirements to keep the property in good standing. In 2017, Black Sea terminated the agreement, and EMX regained 100% control of the project. Alankoy is currently available for partnership.

Trab-23 Property

EMX's Trab-23 property is located in northeast Turkey. The project hosts both porphyry gold (copper-molybdenum) mineralization and epithermal quartz-barite-gold veins.

Tumad Madencilik Sanayi ve Ticaret A.S. (“Tumad”), a privately owned Turkish company, executed an option agreement in 2013 granting it an option to acquire Trab-23 from EMX. The Trab-23 agreement provided for in-ground spending requirements, a revenue stream of annual earn-in and pre-production payments, and a revenue stream based upon production. Tumad's payment and drill requirements have not been met. Tumad terminated the agreement in 2017, and is currently in the process of returning the property to 100% EMX control.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey.

EUROPE

EMX has been actively exploring in Europe since 2003, and has assembled a diverse portfolio of gold, copper, polymetallic, nickel and cobalt royalty and royalty generation properties in Scandinavia, as well as a portfolio of copper and gold royalty properties in Serbia. In Scandinavia, the Company continued to pursue strategic royalty partnerships for properties in the portfolio and add value through low cost generative exploration. These efforts have resulted in the conversion of six exploration properties to royalty and equity interests, as well as the addition of multiple new royalty generation properties to the portfolio that are available for partnership. EMX's royalty interests in Serbia include Nevsun's Timok Project and the Cukaru Peki copper-gold deposit located in the prolific Timok Magmatic Complex.

Scandinavia

Scandinavia is a favorable jurisdiction for mineral exploration and development, and EMX has been focused on organically generating and growing the royalty portfolio. The initial sale of assets to Boreal Metals Corp. ("Boreal"), which closed in Q1 2017, included the Gumsberg and Adak properties in Sweden, and the Tynset and Burfjord properties in Norway. These properties were acquired by EMX between 2013 and 2015 by license application on open ground. Gumsberg, Adak, and

Tynset host Volcanogenic Massive Sulfide (“VMS”) polymetallic mineralization, and Burfjord is characterized by Iron-Oxide-Copper-Gold (“IOCG”) mineralization. EMX identified multiple exploration targets on these properties based upon combinations of historic data compilations, geologic mapping, geochemical sampling, geophysical surveys, and reconnaissance drilling. Commercial terms of the Boreal deal are summarized as (see EMX news release dated November 22, 2016):

•	Boreal issued to EMX common shares representing a 19.9% equity ownership in Boreal, with a non-dilution provision that persisted until Boreal had raised CAD $5,000,000 in capital.
•	EMX retains an uncapped 3% NSR royalty on each of the properties, 1% of which may be purchased by Boreal under certain conditions.
•	EMX will receive annual advance royalty payments commencing on the second anniversary of the closing.
•

EMX will receive a 0.5% NSR royalty on any new projects generated by Boreal in Sweden or Norway, excluding projects acquired from a third party containing a mineral resource or reserve or an existing mining operation.

The conversion of the four properties in Sweden and Norway to royalty and equity interests marked the achievement of a major Company objective. Boreal subsequently raised over CAD $5,000,000 of capital via equity and private placement financings, and obtained an initial public listing on the TSX Venture Exchange as a Tier 2 issuer (TSX Venture: BMX). The agreement with Boreal provides EMX with near-term AAR payments, potential royalty revenue in the future, and upside from an equity holding in a Scandinavian-focused resource company.

As a subsequent event in 2018, EMX executed a definitive agreement for the sale of the Modum cobalt project to Boreal (see EMX news release dated January 16, 2018). The Modum project is located in southern Norway’s Modum mining district, ~75 kilometers west of Oslo. The Project partially surrounds the historic Skuterud mine property, which was Europe’s principal producer of cobalt from the late eighteenth through nineteenth centuries. Pursuant to the agreement, Boreal will acquire 100% interest in the project according to the following commercial terms (all dollar amounts in USD):

•

At closing, Boreal issued to EMX 1,324,181 common shares of Boreal that will bring EMX’s share of equity ownership in Boreal back up to 19.9%. EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 19.9% interest in Boreal.

•	At closing, EMX transferred its Modum exploration licenses to Boreal.
•	EMX will retain a 3% NSR royalty on the project, 1% of which may be purchased by Boreal under certain conditions.
•	EMX will receive AAR commencing on the second anniversary of the closing.

In December 2017, EMX executed an option agreement for the sale of the Slättberg Project to Sienna Resources Inc. (“Sienna”) (TSX Venture: SIE) (see EMX news release dated December 4, 2017). The Slättberg Project hosts nickel-copper-cobalt enriched massive sulfide mineralization, and is located approximately 25 kilometers northwest of Falun, Sweden. Sienna can earn 100% interest in the project during a one-year option period, with commercial terms of the agreement summarized below (all dollar amounts in CAD):

•	On signing the agreement, Sienna issued EMX 3 million common shares of Sienna.

•	As a condition to the exercise of the option, Sienna must undertake work commitments of at least $500,000 on the project, including drilling of at least 750 meters.
•	Upon exercise of the option, Sienna will issue to EMX an additional 3 million shares of Sienna stock, and EMX will receive a 3% NSR royalty on the project.
•

After exercise of the option, Sienna will use commercially reasonable efforts to raise $3,000,000 for development of the project and other activities. Once Sienna has raised that amount, Sienna will issue an additional 4 million shares to EMX. Thereafter, EMX will have the right to participate pro-rata in future financings at its own cost to maintain its interest in Sienna.

•	Within six years of the execution of the agreement, Sienna may purchase 0.5% of the NSR royalty for $1,500,000, leaving EMX with a 2.5% NSR royalty.

EMX also holds an effective 0.5% NSR royalty interest in Sunstone’s (formerly Avalon) Viscaria copper project located in the Kiruna mining district of northern Sweden. The Viscaria royalty was acquired by EMX from the purchase of the Phelps Dodge Exploration Sweden AB assets in 2010. Upon receipt of US$12 million in royalty revenues, the royalty rate increases to a 1.0% NSR. A mineral resource estimate and "scoping study" based upon a combination open pit and underground scenario was completed in 2015, and an updated scoping study was completed in 2016 (see Sunstone news releases dated December 14, 2015 and April 5, 2016). During 2017, Sunstone continued to advance the Environmental and Social Impact Assessment (ESIA) and permitting process for the project, and conducted exploration drilling on the "D Zone South" target (see Sunstone's December 2017 Quarterly Activities Report).

EMX continued to aggressively acquire new properties in Scandinavia during 2017, with a focus on orogenic lode/intrusion-related gold, IOCG, VMS, carbonate replacement deposit ("CRD"), and nickel-copper-cobalt projects. The Company has acquired, or has pending applications for, over 120,000 hectares of prospective ground in Sweden and Norway that include:

•

Intrusion-related gold projects along the Skellefteå area, most of which are located along the “Gold Line”, Sweden’s chief gold producing region. Additional base metal projects were also acquired in the Skellefteå district.

•	Multiple acquisitions in the Bergslagen region of southern Sweden, including EMX’s Riddarhyttan IOCG/VMS project, as well as several polymetallic VMS, CRD, and nickel-copper-cobalt style targets.
•

New acquisitions in Norway, including a prospective orogenic lode gold style project with outcropping gold mineralization, and a cobalt project (now optioned to Sienna) along a trend of historic cobalt mines.

Most of these new royalty generation projects in Sweden and Norway are available for partnership, and have attracted interest from a number of potential partners.

Serbia

EMX's royalty portfolio in Serbia initially resulted from prospect generation and organic royalty growth via the 2006 sale of its properties, including Brestovac West, to Reservoir Capital Corp., for uncapped NSR royalties of 2% for gold and silver and 1% for all other metals. Reservoir Capital Corp. later transferred those interests to Reservoir Minerals Inc. (“Reservoir”). Subsequently, EMX acquired 0.5% NSR royalty interests (note: the royalty percentage is subject to reduction only as provided in the royalty agreement) covering the Brestovac and Jasikovo-Durlan Potok properties (see EMX news release dated February 4, 2014), which along with Brestovac West, are included in the Timok Project controlled by Nevsun Resources Ltd. ("Nevsun") after its acquisition of Reservoir in 2016. EMX notes that a) the original Brestovac and Brestovac West permits are now covered by the Brestovac Metonivca and Brestovac Zapad permits, and b) portions of a reconfigured Jasikovo-Durlan Potok permit (i.e., expanded in some areas and reduced in other areas) are not covered by the EMX royalty.

The Brestovac royalty property covers the Cukaru Peki deposit's Upper and Lower Zones that host high sulfidation epithermal and porphyry copper-gold mineralization, respectively. In 2017, Nevsun reported an updated Preliminary Economic Assessment for the Timok Project's Upper Zone with measured and indicated resources of 28.7 million tonnes averaging 3.7% copper and 2.4 g/t gold, and inferred resources of 13.9 million tonnes averaging 1.6% copper and 0.9 g/t gold at a "Resource NSR" cutoff of US$35/tonne (based upon $3.49/lb Cu, $1,565/oz Au, and technical and economic parameters given in the PEA study) (see Nevsun news release dated October 26, 2017). The PEA outlined a 15 year mine life producing over 2.1 billion pounds of payable copper and 569 thousand ounces of payable gold, with an after tax NPV8 of US$1.5 billion. Nevsun's 2018 guidance stated that an in-progress Pre-Feasibility Study would be completed in Q1 2018, and a $15 million work program budgeted for the exploration decline was contingent on permitting by the State of Serbia (see Nevsun news release dated January 31, 2018). Nevsun further stated that it will invest US$50-60 million to advance development of the Timok Upper Zone project in 2018.

In addition to Upper Zone development work, Nevsun has budgeted for Upper and Lower Zone exploration in 2018. This work will include follow-up on a new high grade zone of copper-gold mineralization drilled 500 meters east of the Upper Zone that occurs over an area of 250 by 250 meters and has reported intercepts that include 2.93% Cu and 2.54 g/t Au over 27 meters starting at 396 meters (true width estimated at 80-95%) (see Nevsun news release dated January 16, 2018). In addition, the ongoing 2017-2018 drill program for the Timok Lower Zone project, which is in a joint venture with Freeport, is anticipated to be completed in early 2018. Drill results for the Lower Zone, which outlines a 1,000 by 1,500 meter footprint of porphyry copper-gold mineralization, include 1.08% copper and 0.27 g/t Au over 747.4 meters starting at 1,341 meters (true width estimated to be ~50-60%) (see Nevsun news release dated December 4, 2017).

EMX's Timok royalty properties add significant upside potential from one of the world's top copper development projects.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Europe.

AUSTRALIA AND NEW ZEALAND

The Company's programs in Australia and New Zealand continued to take advantage of royalty generation opportunities in 2017 while operating at a reduced expenditure rate. The Koonenberry royalty property in New South Wales, Australia is being advanced by operator Koonenberry Gold Pty Ltd. In New Zealand, the Neavesville gold-silver royalty property is being advanced by operator E2 Metals Ltd. The QLD Gold property in Queesnland, Australia, was added to the Company's royalty generation portfolio in 2017. The Ohakuri and Muirs Reef gold projects, located on New Zealand's North Island, were dropped in 2017 due to concerns about acquiring social license to advance the properties.

Koonenberry Property

The Koonenberry royalty property hosts gold occurrences and gold geochemical anomalies coincident with prominent structural features related to the regional scale Koonenberry fault.

In 2017, Koonenberry Gold Pty Ltd. (“KNB”) completed the earn-in requirements under the Exploration and Option Agreement between North Queensland Mining Pty Ltd. (“NQM”) and the Company, and elected to acquire EMX’s Koonenberry exploration licenses (see EMX news release dated September 19, 2017). KNB, a private Australian company formed for the purpose of developing the project, is the successor in interest to NQM under the agreement. The Company has now transferred its wholly-owned subsidiary, EMX Exploration Pty Ltd, the holder of the Koonenberry licenses, to KNB. EMX retains a 3% royalty on all future production from the Koonenberry licenses. As a result of this transaction, all of EMX’s interests in the Koonenberry gold project have now been converted to royalties.

KNB has informed EMX of their intention to continue to explore and evaluate the development potential of both the eluvial/alluvial and bedrock sources of gold at Koonenberry.

Neavesville Property

The Neavesville property occurs in the Hauraki Goldfield of New Zealand's North Island. The property hosts epithermal gold-silver mineralization that has geologic features similar to other deposits of the Hauraki Goldfield.

The project is under a definitive agreement with an Australian company, E2 Metals Ltd. (ASX: E2M), which acquired the EMX subsidiary that controls the Neavesville property. The agreement with E2M provides for work commitments, staged payments, milestone payments based upon JORC reserves, and a 3% NSR production payment, all to the benefit of EMX. E2M's February 23, 2017 Replacement Prospectus included results from a JORC (2012) inferred resource estimate for Trig's Bluff reported at a gold cut-off of 0.7 g/t gold as 1,489,500 tonnes averaging 2.58 g/t gold (123,600 oz Au contained) and 9.69 g/t Ag (509,100 oz Ag contained). The independent resource statement, provided by Mining Plus, was based upon historic drill results that were used for inverse distance squared grade estimation within constraining mineralization and alteration wireframes. In Q2, E2M commenced trading on the ASX Exchange following completion of an initial public offering that raised AUD $6 million (see E2M news release dated April 19, 2017).

During 2017, E2M conducted limited geologic work at Neavesville while remaining focused on fulfilling statutory and filing requirements to keep the license in good standing.

QLD Gold Property

EMX's license application for the QLD Gold project in southeastern Queensland, Australia, was granted for a period of five years on March 30, 2017. The project contains historic copper-zinc skarn prospects, as well as a number of diorite hosted gold mineralized prospects. The QLD Gold project is available for partnership.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Australia and New Zealand.

HAITI

EMX's interests in Haiti have all been converted into NSR royalties. These royalty properties principally resulted from EMX and Newmont Ventures Limited (collectively, the “JV” or "Joint Venture") exploring a land position along a 130 kilometer trend of Haiti’s Massif du Nord mineral belt starting in 2008, with Newmont funding and managing the Joint Venture. In 2015, EMX sold its Haiti Joint Venture interests, which covered six designated exploration areas, to Newmont. Pursuant to the transaction, Newmont acquired all of EMX's interest in the designated exploration areas on the following terms: a) Newmont paid US$4 million in cash to EMX at closing, b) the Joint Ventures were terminated, c) EMX retained a 0.5% NSR royalty on the 49 Research Permit applications covering the designated exploration areas, and d) EMX retains the right to acquire any properties proposed to be abandoned or surrendered by Newmont.

In 2016, EMX sold the Grand Bois project, which was outside the Joint Venture with Newmont, to Sono Global Holdings Inc. ("Sono"), a privately held Nevada corporation. EMX retained a 0.5% NSR royalty interest in the Grand Bois project and the right to acquire any properties proposed to be abandoned or surrendered from the Grand Bois project in the future. In Q3 2017, 3D Resources Inc., an ASX listed company, announced that it had executed a definitive agreement to acquire a 70% interest in Ayiti Gold Company SA, Sono's Haitian entity holding the Grand Bois license (see 3D Resources news release dated August 9, 2017). According to the agreement, 3D Resources must complete a positive feasibility study, as well as fulfill other obligations, by September 15, 2018.

As EMX understands, the Haitian government continued working on a new mining law during 2017, which has been under review since 2013 when the Mining Convention process was suspended.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Haiti.

STRATEGIC INVESTMENTS

IG Copper LLC

EMX is a strategic investor in IG Copper LLC, a privately held company with exploration projects in Far East Russia, including the Malmyzh copper-gold porphyry joint venture with Freeport (51% IGC, 49% Freeport). IGC is operating and managing the Malmyzh project, which is located in Khabarovsk Krai. IGC’s other exploration properties, also located in Khabarovsk Krai, are 100% controlled by IGC and not subject to the joint venture with Freeport.

EMX was an early investor in IGC, and is its largest shareholder, with approximately 41% of the issued and outstanding shares (40% equity position on a fully-diluted basis) from investments totaling over US$11 million.

Malmyzh is a district-scale discovery with over 15 porphyry copper-gold centers currently identified within a 16 by 5 kilometer intrusive corridor. A statement of inferred resources for Malmyzh's Valley, Central, Freedom (Southeast), and Flats deposits under NI 43-101 and CIM definition standards was provided in 2015 by Phil Newall, PhD, BSc, CEng, FIMMM, a Qualified Person and managing director of Wardell Armstrong International (see EMX news release dated May 26, 2015 and SEDAR filed Malmyzh Technical Report with an effective date of May 1, 2015). The open pit constrained inferred resources at a 0.30% copper equivalent cut-off are 1,661 million tonnes at average grades of 0.34% copper and 0.17 g/t gold, or 0.42% copper-equivalent, containing 5.65 million tonnes (12.45 billion pounds) copper and 9.11 million ounces gold, or 7.06 million tonnes (15.56 billion pounds) copper-equivalent*.The project has excellent logistical characteristics and available infrastructure, and is located 220 kilometers northeast of the Russia-China border at Khabarovsk.

In 2016, IGC advised that the Joint Venture had received approval to proceed with advancing the project from the Government Commission on Monitoring Foreign Investment (the "Commission") as required for “strategically significant” deposits according to Russian law (i.e., the Law on Foreign Investments in Strategic Industries, also termed the Strategic Industries Law or "SIL") (see EMX news release dated July 25, 2016). According to IGC, highlights of the Commission's approval include:

-	The Joint Venture, as a majority foreign owned business entity, has been approved to retain control of the Malmyzh project exploration and mining licenses.
-	The Joint Venture, therefore, maintains mining and production rights for the Malmyzh and Malmyzh North exploration and mining licenses.
-

The Joint Venture holds 100% of the rights for the Malmyzh and Malmyzh North exploration and mining licenses, and is entitled to recover all minerals of economic value including copper, gold and by-product minerals.

The conclusion of the SIL process initiated a new, multi-year phase in the project's development. The Malmyzh team prepared a project plan document that outlined work programs that include additional technical work (i.e., drilling, exploration, metallurgy, engineering, and hydrology), as well as environmental, social, and economic assessments. This next phase of work will ultimately conclude as a detailed "TEO of Permanent Conditions" report, which is considered to be a precursor to commencement of exploitation and mining**.

IGC conducted a reconnaissance diamond drilling program at the Freedom (Northwest), North, Sleeper West, and Sleeper prospects totaling ten holes for 3,474.8 meters in late 2016, with results received in 2017. The last hole of the program (AMM-213), drilled at the Freedom Northwest prospect, provided particularly notable results, intersecting the longest copper-gold mineralized interval drilled at Malmyzh to date and reported as 747.4 meters (108.7 -856.1 m) averaging 0.49% copper equivalent (0.41% copper and 0.17 g/t gold) (true width).

IGC's 2017 follow-up diamond drilling program at the Freedom Northwest prospect totaled three holes (AMM-214, -215, and -216) for 2,437.6 meters (see EMX news release dated July 25, 2017). These holes were drilled to further test breccia pipe mineralization initially recognized from hole AMM-213. Drill hole AMM-216 intersected 417.3 meters (219.4 -636.7 m) averaging 0.60% copper equivalent (0.50% copper and 0.21 g/t gold), including a higher grade sub-interval of 142.6 meters (255.4 -398.0 m) averaging 0.74% copper equivalent (0.62% copper and 0.26 g/t gold) (true widths). The AMM-216 intercept was principally hosted in magmatic-hydrothermal breccias, and was drilled vertical near the center of the breccia pipe. The 2017 drilling, combined with earlier Freedom Northwest drill results, suggests a broad, inferred outline of a pipe-like breccia body with approximate dimensions of 800 x 800 meters in plan view, and a vertical dimension of ~650 to over 850 meters. The interpreted breccia pipe footprint generally coincides with a nearly circular magnetic anomaly defined from recent high resolution ground magnetic surveys. Higher grade intervals appear to coincide with increased percentages of quartz-chalcopyrite-magnetite vein clasts in the breccias. The source of these well mineralized vein clasts has yet to be identified. IGC is planning further follow-up at Freedom Northwest based upon the encouraging results from this initial phase of deep targeted drilling at Malmyzh. Freedom Northwest is not included the current Malmyzh resource estimate.

Overall, the Russian government strongly supports mining investment and development in their Far East krais (administrative regions). IGC is encouraged by the support given for advancing a project recognized as an exceptional exploration asset with world-class potential.

* Copper equivalent calculated as CuEq = Cu% + (Au g/t * 0.5), based on assumed prices of $3.25/lb Cu and $1400/oz Au, with recoveries of 90% for Cu and 70% for Au.

** TEO is the acronym for "Technico-Economicheskiye Obosnovaniye" which translates as Technical-Economic Basis.

Revelo Resources Corp.

EMX has a strategic investment in Revelo Resources Corp. (TSX-V: RVL, “Revelo”), a company focused on the acquisition and exploration of mineral properties in the prolific metallogenic belts of northern Chile. Revelo has a portfolio of 19 exploration projects prospective for copper, gold and silver, as well as royalty interests covering 7 exploration projects.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Strategic Investments.

RESULTS OF OPERATIONS

Year ended December 31, 2017

The net loss for the year ended December 31, 2017 (“FY17”) was $7,393,384 compared to $2,683,482 for the prior year (“FY16”). The loss for FY17 was made up of a net royalty income of $455,033 (2016 – Loss $47,265) after depletion and related tax, net exploration expenditures of $4,471,074 (2016 - $4,999,959), general and administrative expenditures of $3,765,029 (2016 - $3,220,339) and other losses totaling $2,102,216 (2016 – Gain $4,144,749) offset by a deferred income tax recovery of $2,489,902 (2016 - $1,439,332). Key items in “other losses” include; in FY16 there was a gain on the sale of exploration and evaluation assets (namely Akarca and Sisorta) of $6,834,999 compared to FY17 which had a gain of $1,305,237 (namely sale of Sweden properties to Boreal), a dilution gain on associated companies of $503,543 (2016 - $982,634), an equity loss in associated companies of $994,548 (2016 - $1,295,568), and a write-down of goodwill of $2,709,239 (2016 - $1,518,328).

Revenues

In FY17, the Company earned $2,857,927 (2016 - $2,227,322) of royalty income. This included royalty income earned for 1,308 (2016 - 1,361) ounces of gold totaling $2,114,236 (2016 - $2,227,322) and the settlement of prior year production payments due totaling $298,132 (2016 - $2,112) from the Company's Leeville royalty property, as well as AMRs received. In FY17, the average realized gold price for the Leeville royalty was US$1,255 per ounce, which is comparable to the US$1,250 received for 2016. Royalty income offset by gold tax and depletion was $2,402,894 (2016 - $2,274,587) for a net royalty gain of $455,033 (2016 - loss $47,265). The increase in royalty income for 2017 was mainly due to the settlement of prior year provisional gold ounces and payments from Leeville.

Exploration Expenditures

Exploration expenditures (gross) decreased by $81,414 in FY17 compared to FY16. Recoveries increased by $447,471 in FY17 compared to FY16 for a net decrease in exploration expenditures of $528,885 in FY17 compared to FY16. Some of the differences between 2017 and 2016 are as follows:

•

In Scandinavia, gross expenditures increased by $553,902 compared to the prior period, and recoveries and option payments increased by $989,088 in 2017. The increase was mainly due to additional land acquisition in the region. Recoveries and option payments related to recoveries from Boreal for work performed by EMX personnel, as well as $750,000 as the value of the Sienna shares (option payment related to sale of licenses).

•

In the USA, gross expenditures increased from $3,342,206 to $3,878,815 and recoveries decreased from $886,872 to $666,932. The increase in expenditures is primarily a result of an increase in property holding costs.

•	In Turkey, gross expenditures decreased by $974,765 due to the sale in FY16 of Akarca and Sisorta.

•	In the Asia Pacific region, net expenditures for 2017 totaled $305,574 compared to net expenditures of $10,572 in 2016. The lower amount in FY16 resulted from Option Payments of $180,476.

General and Administrative

General and administrative expenses (“G&A”) of $3,765,029 were incurred compared to $3,220,339 in FY16. G&A costs (before share-based payments) have decreased each year since 2012 as the Company found ways to streamline and reduce the G&A expenses of our business. Some changes between FY17 and FY16 to note are:

•

Investor relations increased by $114,256 in FY17 compared to FY16. With the increase in market activity and interest in the mining sector, the Company attended more industry trade shows in FY17. The Company also re-branded in 2017, which included a new name, logo, website and corresponding marketing materials.

•	Professional fees increased by $153,762 in FY17 compared to FY16. Most of the increase related to costs incurred on due diligence of potential royalty acquisitions.

•

Salaries and consultants are one of the largest expense in G&A. It should be noted that many of our personnel expenditures companywide are denominated in United States dollars (“USD”) and an increase or decrease in the value of the USD compared to the Canadian dollar, which is our reporting currency, will increase or decrease expenditures. Salaries and consultants increased in 2017 by $129,665. The Company added to its management team with the hiring of a General Manager of Corporate Development in 2017.

•	Share-based payments increased by $208,115 due to the increased price of EMX common shares and the resulting increase in the fair value of stock options granted during the year.

Other

•

The Company recognized a net gain on the sale of certain exploration and evaluation assets during the year of $1,305,237 compared to $6,834,999 in the prior year. In FY17, the gain on sale was the result of the Boreal transaction, offset by a small loss on the sale of EMX Australia Pty. In FY16 the gain resulted from the sale of two significant assets in Turkey including $6,683,560 related to the sale of AES to Çiftay.

•

The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same CGU are impaired. The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. The loss is first applied to reduce the asset component if such indicators for impairment exist, and any excess to goodwill within the CGU. Since there was no impairment, the full amount went to Goodwill, and as result, the Company has written down the goodwill by $2,709,239 (2016 - $1,518,328).

•

The Company recorded a deferred income tax recovery of $2,489,902 compared to $1,439,332 in 2016, and a net decrease in deferred tax liabilities of $2,933,017 (2016 - $ 1,748,562). A significant component of the deferred tax recovery and decrease in the related liability is the result of any impairment of the royalty interest partially offset by a cumulative translation loss as a result of the strengthening $USD compared to $CAD. The increase in the deferred income tax recovery for FY17 compared to FY16 was mainly the result of a decrease in the long term expected federal tax rates for the US operations, which decreased from 35% to 21%. There was no impairment to the royalty interests in FY17 or FY16.

•

The Company’s share of the net loss related to its 41% (2016 – 39%) equity investment in IGC for the year ended December 31, 2017 was $994,548 (2016 - $1,295,568). In 2017, the Company also recorded a dilution gain of $503,543 (2016 - $982,634) related to the Company’s change in ownership interest in IGC.

Three months ended December 31, 2017

The net loss for the three months ended December 31, 2017 (“Q4-2017”) was $322,691 compared to $2,586,567 for the prior year’s comparative quarter (“Q4-2016”). The loss for Q4-2017 was made up of $441,745 (Q4-2016 - $1,234,455) in net exploration expenditures and $868,361 (Q4-2016 - $1,114,374) in general and administrative expenses offset by other losses totaling $644,935 (Q4-2016 - $597,742) and a loss of $95,144 (Q4-2016 – loss of $36,365) in net royalty income. The reasons for the significant changes in the three months ended December 31, 2017 include continued cost management improvements, and are consistent with the changes noted for the year ended December 31, 2017, including a write-down of goodwill of $1,655,755 (Q4-2016-$319,668), offset by a gain on the acquisition and sale of exploration and evaluation assets of $785,878 (Q4 2016 - $220,280), a gain on dilution of associated companies of $503,543 (Q4 - 2016 - $982,634), and recovery of deferred income taxes of $1,727,494 (Q4 - 2016 - $396,369).

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at December 31, 2017, the Company had working capital of $6,535,893 (2016 - $6,002,318). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company has granted 5,247,500 stock options and 2,623,306 warrants which could generate additional cash if exercised. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company estimates it will need additional financing within the next 12 months to undertake it’s current business plan. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Operating Activities

Cash used in operations was $3,441,424 for the year ended December 31, 2017 (2016 - $5,315,543) and represents expenditures primarily on mineral property exploration and general and administrative expense for both periods, offset by royalty income received in the year.

Financing Activities

During the year ended December 31, 2017, the Company completed a non-brokered private placement for gross proceeds of $7,000,000 through the sale of 5,000,000 units at a price of $1.40 per Unit. Each Unit will consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional Share at a price of $2.00 for a period of two years. The Company received $85,700 (2016 - $127,800) from the exercise of stock option.

Investing Activities

Some of the significant investment activities during the year ended December 31, 2017 are:

-	The Company sold certain exploration assets in Sweden to Boreal for a gain of $1,393,224.
-	The Company advanced $1,405,277 to an associated company pursuant to a convertible loan agreement.
-	The Company received $86,543 from interest on cash and cash equivalents.
-	The Company purchased shares of an associated company in the amount of $2,059,631.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

ANNUAL INFORMATION

As at	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014

Financial positions
Working capital	$6,535,893	$6,002,318	$5,787,109	$7,096,916
Exploration and evaluation assets (net)	1,841,966	2,145,000	2,381,540	2,379,886
Royalty interest	21,943,743	25,831,152	28,798,980	29,327,960
Total assets	45,750,784	47,843,555	50,624,129	54,292,093
Share capital	124,062,091	117,504,585	117,000,052	116,766,102
Deficit	(104,382,744)	(96,989,360)	(94,305,878)	(87,430,021)

	Year ended	Year ended	Year ended	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014

Financial results
Royalty income	$2,857,927	$2,227,322	$1,609,553	$2,247,334
Exploration expenditures (net)	4,471,074	4,999,959	4,364,675	5,022,658
Net loss	(7,393,384)	(2,683,482)	(6,875,857)	(17,448,041)
Net loss per share - basic and diluted	(0.09)	(0.04)	(0.09)	(0.24)

Factors that cause fluctuations in the Company’s annual results include royalty revenue, market price for gold, production on royalty properties, the timing of stock option and share grants, foreign exchange gains and losses related to the Company’s holding of United States dollar denominated working capital items, gains or losses on investments held in its portfolio, along with varying levels of operations activities on its exploration projects and due diligence undertaken on new prospects.

QUARTERLY INFORMATION

Fiscal quarter ended	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017

Royalty income	$804,384	$999,668	$608,532	$445,343
Exploration expenditures	1,654,146	1,954,990	1,437,451	1,287,532
Exploration recoveries	(1,212,401)	(37,322)	(464,677)	(148,645)
Share-based payments	911,365	445,888	58,386	-
Net income/(loss) for the period	(322,691)	(2,897,732)	(2,537,649)	(1,635,312)
Basic and diluted net income/(loss) per share	(0.01)	(0.04)	(0.03)	(0.02)

Fiscal quarter ended	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016

Royalty income	$711,992	$751,326	$373,266	$390,738
Exploration expenditures	2,046,714	1,566,049	1,512,083	1,290,687
Exploration recoveries	(812,259)	(247,969)	(162,114)	(193,232)
Share-based payments	440,477	-	13,731	13,731
Net income/(loss) for the period	(2,586,567)	4,732,192	(2,050,622)	(2,778,485)
Basic and diluted net income/(loss) per share	(0.04)	0.06	(0.03)	(0.04)

Factors that cause fluctuations in the Company’s quarterly results are consistent with the causes in changes of the annual results.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

		Share-based
For the year ended December 31, 2017	Salary or Fees	Payments	Total
President, CEO and Director	$478,853	$196,455	$675,308
Chief Financial Officer	-	69,396	69,396
Corporate Secretary	-	20,918	20,918
Chief Legal Officer	254,391	75,096	329,487
Directors (1)	149,882	226,614	376,496
Seabord Services Corp. (2)	357,600	-	357,600
Total	$1,240,726	$588,479	$1,829,205

		Share-based
For the year ended December 31, 2016	Salary or Fees	Payments	Total
President, CEO and Director	$529,738	$111,689	$641,427
CFO	-	40,953	40,953
Corporate Secretary	-	22,338	22,338
Chief Legal Officer	273,296	40,953	314,249
Directors (1)	151,228	167,534	318,762
Seabord Services Corp. (2)	357,600	-	357,600
Total	$1,311,862	$383,467	$1,695,329

Related Party Assets and Liabilities	Service or Term	December 31, 2017	December 31, 2016
Amounts due from (to):
President, CEO and Director	Expense Reimbursement	$7,177	$5,913
Chief Financial Officer	Expense Reimbursement	(284)	-
Directors	Fees and Expense	23,852	17,559
		$30,745	$23,473

(1) Directors fees include US$5,000 per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.
(2) Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting staff, administration staff and office space to EMX. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by EMX.

In October 2017, the Company issued a note receivable to Revelo, a related party by way of a common director for the principal amount of $400,000. The note was due on December 31, 2017, together with accrued interest at a rate of 1% per month and a bonus of $20,000. As at December 31, 2017, the balance owed to the Company pursuant to the note was $429,973 including accrued interest and bonus fee. The Company is negotiating the terms of repayment.

NEW ACCOUNTING PRONOUNCEMENTS

Accounting pronouncements not yet effective

The following standards and pronouncements have been issued by the IASB and have not yet been adopted by the Company.

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue - Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 16 Leases was issued in January 2016 (effective January 1, 2019) and provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

The Company expects that these new IFRS standards will have an insignificant effect on its consolidated financial statements other than increased note disclosure.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at December 31, 2017, the Company had working capital of $6,535,893 (2016 - $6,002,318). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company estimates it will need additional financing within the next 12 months to undertake it’s current business plan. In order to maintain or adjust the capital structure, the

Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•

Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

•	Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at December 31, 2017, there were no changes in the levels in comparison to December 31, 2016. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$3,533,611	$-	$-	$3,533,611
Restricted cash	771,434	-	-	771,434
Fair value through profit or loss investments	1,139,447	-	-	1,139,447
Strategic investments	2,199,199	-	-	2,199,199
Accounts receivable	-	3,376,411	-	3,376,411
Total	$7,643,691	$3,376,411	$-	$11,020,102

The carrying value of receivables (excluding the receivable related to the sale of certain Turkish subsidiaries in the year ended December 31, 2016), notes receivable, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments.

Accounts receivable, including both long and current portions related to the sale of certain Turkish subsidiaries in the year ended December 31, 2016 were valued using a pricing model which require a variety of inputs, such as expected gold prices and foreign exchange rates. Included in the calculation for the year ended December 31, 2017, the Company used a long term gold price of US$ 1,332 per ounce and a discount rate of 6%. These receivables are valued using observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of exploration evaluation costs, and the sale of AES.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the December 31, 2017 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $334,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered.

Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Turkey, Sweden, Australia and the

U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, restricted cash, receivables, convertible notes receivable, and accounts payable and accrued liabilities to foreign exchange risk as at December 31, 2017 is as follows:

Accounts	US dollars
Cash and cash equivalents	$2,286,117
Restricted cash	615,636
Receivables	2,442,545
Accounts payable and accrued liabilities	(446,604)
Advances from joint venture partners	(644,497)
Net exposure	4,253,198
Canadian dollar equivalent	$5,338,027

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

Based on the above net exposure as at December 31, 2017, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $534,000 in the Company’s pre-tax profit or loss.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.

a)	Royalty interest and related depletion

In accordance with the Company’s accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, the proportion of areas subject to royalty rights, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b)	Goodwill

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property and equipment and royalty interests.

c)	Exploration and Evaluation Assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

d)	Taxation

The Company’s accounting policy for taxation requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statement of financial position.

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected offsetting tax losses are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to, the following:

a)	Functional Currencies

The functional currency of each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions, which determined the primary economic environment.

b)	Classification of investments as subsidiaries, joint ventures, associated company and portfolio investments

Classification of investments requires judgement as to whether the Company controls, has joint control of or significant influence over the strategic financial and operating decisions relating to the activity of the investee. In assessing the level of control or influence that the Company has over an investment, management considers ownership percentages, board representation as well as other relevant provisions in shareholder agreements. If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the investor holds less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated.

RISKS AND UNCERTAINTIES

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

EMX is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off any previously capitalized costs related to that property.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Revenue and Royalty Risks

EMX cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from the Carlin Trend Royalty Claim Block, including the Leeville royalty property in Nevada, to fluctuate depending on the level of future production and the price of gold. Specifically, there is a risk that the operator of the property, Newmont Mining Corporation (“Newmont”), will cease to operate in the Company’s area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by the Company.

Financing and Share Price Fluctuation Risks

EMX has limited financial resources, and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as EMX, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on the Company’s ability to raise additional funds through equity issues.

Foreign Countries and Political Risks

The Company operates in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which EMX operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than it in the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on an investment in the Common Shares in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third-party claims could have a material adverse impact on the Company’s operations.

Unknown Defects or Impairments in Our Royalty or Streaming Interests

Unknown defects in or disputes relating to the royalty and stream interests we hold or acquire may prevent us from realizing the anticipated benefits from our royalty and stream interests, and could have a material adverse effect on our business, results of operations, cash flows and financial condition. It is also possible that material changes could occur that may adversely affect management’s estimate of the carrying value of our royalty and stream interests and could result in impairment charges. While we seek to confirm the existence, validity, enforceability, terms and geographic extent of the royalty and stream interests we acquire, there can be no assurance that disputes over these and other matters will not arise. Confirming these matters, as well as the title to mining property on which we hold or seek to acquire a royalty or stream interest, is a complex matter, and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mining property and to the documents reflecting the royalty or stream interest. Similarly, royalty and stream interests in many jurisdictions are contractual in nature, rather than interests in land, and therefore may be subject to change of control, bankruptcy or the insolvency of operators. We often do not have the protection of security interests over property that we could liquidate to recover all or part of our investment in a royalty or stream interest. Even if we retain our royalty and stream interests in a mining project after any change of control, bankruptcy or insolvency of the operator, the project may end up under the control of a new operator, who may or may not operate the project in a similar manner to the current operator, which may negatively impact us.

Operators’ Interpretation of Our Royalty and Stream Interests; Unfulfilled Contractual Obligations

Our royalty and stream interests generally are subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing our royalty and stream interests may interpret our interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights. We may or may not be successful in enforcing our contractual rights, and our revenues relating to any challenged royalty or stream interests may be delayed, curtailed or eliminated during the pendency of any such dispute or in the event our position is not upheld, which could have a material adverse effect on our business, results of operations, cash flows and financial condition. Disputes could arise challenging, among other things:

•	the existence or geographic extent of the royalty or stream interest;
•	methods for calculating the royalty or stream interest, including whether certain operator costs may properly be
•	deducted from gross proceeds when calculating royalties determined on a net basis;
•	third party claims to the same royalty interest or to the property on which we have a royalty or stream interest;
•	various rights of the operator or third parties in or to the royalty or stream interest;
•	production and other thresholds and caps applicable to payments of royalty or stream interests;
•	the obligation of an operator to make payments on royalty and stream interests; and
•	various defects or ambiguities in the agreement governing a royalty and stream interest.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or U.S. dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the U.S. dollar or local currencies could have an adverse impact on the amount of exploration funds available and work conducted.

Exploration Funding Risk

EMX’s strategy is to seek exploration partners through options to fund exploration and project development. The main risk of this strategy is that the funding parties may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular option agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether EMX can find another party or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labour disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of EMX’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of EMX, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. EMX has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licences, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on EMX, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring EMX’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. EMX may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on EMX and its business and could result in EMX not meeting its business objectives.

Key Personnel Risk

EMX’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants. The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. EMX’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, EMX currently expects that it will be classified as a passive foreign investment company (“PFIC”) for the tax year ending December 31, 2017 and expects to be a PFIC in future tax years. If EMX is a PFIC for any tax year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the U.S. shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of EMX’s net capital gain and ordinary earnings for any year in which EMX is a PFIC, whether or not EMX distributes any amounts to its shareholders. For each tax year that EMX qualifies as a PFIC, EMX intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to EMX. EMX may elect to provide such information on its website www.EMXMinerals.com. This paragraph is qualified in its entirety by the discussion below the heading “Taxation – Certain United States Federal Income Tax Considerations.” Each U.S. investor should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the United States Securities and Exchange Commission (“SEC”), the British Columbia and Alberta Securities Commissions, the NYSE American and the TSX-V. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. The Company’s efforts to comply with the new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

The Company requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of December 31, 2017 and believes its disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. There have been no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2017, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA

At March 27, 2018, the Company had 79,746,271 common shares issued and outstanding. There were also 5,247,500 stock options outstanding with expiry dates ranging from April 25, 2019 to August 28, 2022, and 2,623,306 warrants outstanding expiring on April 12, 2019.